                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 11)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    74158J103
                                    ---------
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 April 18, 2002
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 2 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty Trust
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      22-1657560
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          7,944,893
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (real estate investment trust)
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 3 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      13-3925979
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          7,944,893
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 4 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado PS, L.L.C.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          7,944,893
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (limited liability company)
--------------------------------------------------------------------------------

                         AMENDMENT NO. 11 TO SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Vornado Realty Trust ("Vornado"), Vornado Realty L.P. (the "Operating Partnership") and Vornado PS, L.L.C. ("Vornado PS" and, collectively with Vornado and the Operating Partnership, the "Reporting Persons") hereby amend their Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 11 to Schedule 13D ("Amendment No. 11") should be read in conjunction with the Statement on Schedule 13D of the Reporting Persons filed on November 2, 2001 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D of the Reporting Persons filed on November 20, 2001, by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on December 19, 2001, by Amendment No. 3 to Schedule 13D of the Reporting Persons filed on December 21, 2001, by Amendment No. 4 to Schedule 13D of the Reporting Persons filed on December 27, 2001, by Amendment No. 5 to Schedule 13D of the Reporting Persons filed on January 15, 2002, by Amendment No. 6 to Schedule 13D of the Reporting Persons filed on January 31, 2002, by Amendment No. 7 to Schedule 13D of the Reporting Persons filed on February 7, 2002, by Amendment No. 8 to Schedule 13D of the Reporting Persons filed on February 20, 2002, by Amendment No. 9 to
Schedule 13D of the Reporting Persons filed on March 29, 2002 and by Amendment No. 10 to Schedule 13D of the Reporting Persons filed on April 17, 2002 (as so amended, the "Schedule 13D"). This Amendment No. 11 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following three paragraphs at the end thereof:

         On April 2, 2002, Vornado PS filed a motion with the United States Court of Appeals for the Third Circuit either to vacate the stay pending the Borrower's appeal from the affirmance of the Bankruptcy Court's dismissal of its bankruptcy case or to condition the continuance of the stay on the posting of a substantial bond by the Borrower. On April 12, 2002, the Court of Appeals issued an order providing that the stay would be lifted unless the Borrower posted a $15,000,000 bond before the close of business on April 17. The Borrower did not post the bond.

         On April 17, the Borrower filed a motion to expedite oral argument or, alternatively, reinstate the stay pending appeal without a bond. In a telephone conference call held by the Court of Appeals with counsel for Vornado PS and the Borrower on April 18, counsel for Vornado PS stated that it intended to reschedule the Foreclosure Auction for April 30. Following the conference call, the Court of Appeals issued an order scheduling oral argument on the Borrower's appeal for May 2, 2002 and denying the Borrower's request to maintain the stay pending appeal. As a result of the Court of Appeals' orders and the Borrower's failure to post a bond, Vornado PS is now free to proceed with the Foreclosure Auction.

         Vornado PS has rescheduled the Foreclosure Auction for 4:00 p.m. April 30, 2002.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following sentence at the end of paragraph (c) thereof:

         No transactions in the Common Shares were effected by Reporting Persons since April 17, 2002, except to the extent that such transactions may be deemed to have occurred as described in Item 4.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: April 19, 2002

                                  VORNADO REALTY TRUST


                                  By:  /s/  Joseph Macnow
                                     ---------------------------------------
                                     Name:  Joseph Macnow
                                     Title: Executive Vice
                                            President-Finance
                                            and Administration,
                                            Chief Financial Officer

                                  VORNADO REALTY L.P.

                                  By: VORNADO REALTY TRUST,
                                      its general partner


                                  By:  /s/  Joseph Macnow
                                      ---------------------------------------
                                      Name:  Joseph Macnow
                                      Title: Executive Vice
                                             President-Finance
                                             and Administration,
                                             Chief Financial Officer


                                  VORNADO PS, L.L.C.

                                  By: VORNADO REALTY L.P.,
                                      its sole member

                                  By: VORNADO REALTY TRUST,
                                      its general partner


                                  By:  /s/  Joseph Macnow
                                     ---------------------------------------
                                     Name:  Joseph Macnow
                                     Title: Executive Vice
                                            President-Finance
                                            and Administration,
                                            Chief Financial Officer